[Letterhead of Sutherland Asbill & Brennan LLP]

May 2, 2014

VIA EDGAR

Ms. Mary Cole

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oxford Lane Capital Corp. Registration Statement on Form N-2 filed May 2, 2014

Dear Ms. Cole:

On behalf of Oxford Lane Capital Corp. (the “Company”), we hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Company’s registration statement on Form N-2, filed with the Commission concurrently herewith (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File No. 333-189805) (the “Prior Registration Statement”), initially filed with the Commission on July 3, 2013 and declared effective, as amended, on August 22, 2013, which Prior Registration Statement related to the registration of the Company’s common stock, preferred stock, subscription rights to purchase shares of the Company’s common stock and debt securities, except for (i) revisions reflecting material developments relating to the Company since the effective date of the Prior Registration Statement, (ii) the inclusion of semi-annual unaudited financial statements and related financial data for the six-months ended September 30, 2013, together with disclosure relating thereto, and (iii) the inclusion of the Company’s unaudited schedule of investments as of December 31, 2013 and certain related financial data for the nine-months ended December 31, 2013.

Ms. Mary Cole

May 2, 2014

* * *

If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:      John J. Mahon